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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
          For the transition period from _____________ to _____________


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                        c/o Chicago Bridge & Iron Company
                                14105 S. Route 59
                           Plainfield, Illinois 60544

     B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Chicago Bridge & Iron Company, N.V.
                                Polarisavenue 31
                                2132 JH Hoofdorp
                                 The Netherlands

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

CHICAGO BRIDGE & IRON SAVINGS PLAN

TABLE OF CONTENTS

-------------------------------------------------------------------------------------------


                                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                                      2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2003                                                    3

   Notes to Financial Statements                                                   4-8

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i--
     Schedule of Assets (Held at End of Year), as of December 31, 2003               9

SIGNATURES                                                                          10

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year then ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed on the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 2004

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-----------------------------------------------------------------------------

                                               2003                 2002
                                           -------------         ------------

ASSETS

CASH AND CASH EQUIVALENTS                  $      7,130         $           -

INVESTMENTS                                 271,044,572           208,644,557

EMPLOYER CONTRIBUTION RECEIVABLE              9,293,923             9,043,241
                                           -------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS          $280,345,625          $217,687,798
                                           ============          ============

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest                                                         $    335,810
   Dividends                                                           4,160,791
   Net appreciation in fair value of investments                      45,946,452
   Plan transfers in                                                      31,055
   Contributions:
      Employer                                                        13,245,900
      Participant                                                     12,521,381
      Rollovers                                                        1,002,892
      Other                                                                6,687
                                                                    ------------
           Total additions                                            77,250,968
                                                                    ------------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       14,579,304
  Administrative expenses                                                 13,837
                                                                    ------------

           Total deductions                                           14,593,141
                                                                    ------------

NET INCREASE                                                          62,657,827

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  217,687,798
                                                                    ------------
  End of year                                                       $280,345,625
                                                                    ============


See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. ("RPS").

      MERGERS INTO PLAN--Effective January 1, 2002, the Morse Construction Group division of the Rock-Mo 401(k) Plan merged into this plan. Participant account balances of $629,122 were transferred to the Plan during 2002.

      Effective October 3, 2002, the CB&I Shop Employees 401(k) Plan merged into this Plan. Participant account balances of $4,209,491 were transferred to the Plan during 2002.

      Effective December 31, 2000, the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, Matrix Engineering, Inc. Savings Plan, A&B Buildings, Inc. Savings Plan and Callidus Technologies 401(k) Savings Plan ("Merged Plans"), merged into this Plan.

      PARTICIPANT AND COMPANY CONTRIBUTIONS--The Plan is a combination profit-sharing and 401(k) voluntary salary deferral plan. Except as noted below, the Company automatically contributes 5% of annual pay (including overtime and incentive compensation) and may contribute up to 12% depending on Company performance and IRS limits on compensation. The Company contribution is applicable for each eligible participant following the end of the Plan year for which the contribution is made. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

      The Company contributes a dollar-for-dollar match of the participants' annual 401(k) contributions, up to the first 3% of the compensation that the participant elects to contribute.

      For purposes of contributions, the following applies for participants covered by the merged plans:

      o For participants who formerly participated in the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, the Company contributes 1% of compensation. Additionally the Company makes matching contributions of 50% of the first 4% of compensation, and may make additional discretionary contributions. A discretionary contribution of $1,685,368 was made for the Plan year ended December 31, 2003.

      o For participants who formerly participated in the Matrix Engineering, Inc. Savings Plan or the A&B Builders, Inc. Savings Plan, the Company makes matching contributions of 50% of the first 6% of compensation, and may make discretionary contributions as determined each year. There were no discretionary contributions during the year.

      o For participants who formerly participated in the Callidus Technologies 401(k) Savings Plan, the Company automatically contributes 3% of annual pay (including overtime and incentive compensation) and may contribute up to 6% depending on Company performance and IRS limits on compensation; makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. A discretionary contribution of $284,027 was made for the Plan year ended December 31, 2003.

      o For participants who formerly participated in the CB&I Shop Employees 401(k) Plan, which merged with the Plan during 2002, the Company made matching contributions of 100% up to $0.60 per hour for total hours worked for Clive and Warren, with matching contributions ceasing for Warren employees on November 3, 2002. The Company made matching contributions of $0.70 per hour up to October 31, 2002 and $0.75 per hour beginning November 1, 2002 for total hours worked for Provo employees.

      o For participants employed by Morse Construction Group who formerly participated in the Rock-Mo 401(k) Plan, the Company makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. No discretionary contribution was made for the Plan year ended December 31, 2003.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company contributions, and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENT OPTIONS--Participants direct the investment of their account balances into any or all of a number of investment options which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee's family of funds) a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), an income fund investing in bonds, a stable value fund, and a money market fund.

      The Plan's investments in the common stock of Placer Dome, Inc. and Mississippi Chemical Corp. result from prior plan mergers and no future investment is permitted in those investments.

      VESTING--Company matching contributions vest 100% after three years and the Company's annual contributions vest 100% after five years of service with the Company. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

      For participants formerly included in the CB&I Shop Employee 401(k) Plan, Company matching contributions prior to 2002 vest over a five-year cliff-vesting schedule. Company contributions made in 2002 and 2003 vest over a three-year cliff-vesting schedule.

      PARTICIPANT LOANS--Participants may borrow up to 50% of their vested account balances, up to $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant's account at any time. Loans are secured by the balance in the participant's account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant account is invested. Repayments of principal and interest are credited to the funds in which the participant's deferrals are invested.

      PAYMENT OF BENEFITS--Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

      FORFEITURES--Forfeited accounts, representing the unvested portion of the Company's contributions, were approximately $477,000 and $353,000 as of December 31, 2003 and 2002, respectively. These balances will be used to reduce future Company contributions. Amounts used in 2003 and 2002, respectively, to offset employer contributions totaled $377,413 and $420,000.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements of the Plan were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      USE OF ESTIMATES--The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value as determined by quoted market prices, except for investments in the Stable Value Fund, which is stated at contract value (which includes accrued interest). Participant loans are valued at cost, which approximates fair value. The net appreciation (depreciation) in fair value of investment securities consists of the net changes in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) is determined using the fair values as of the beginning of the year or the purchase price if acquired since that time. Realized gains (losses) upon sale are calculated using a first-in, first-out basis.

      The T. Rowe Price Stable Value Fund is a common and collective trust ("CCT"). The Plan owns shares in this CCT, which, in turn, holds shares in the underlying securities, which includes guaranteed investment contracts. The fund provides for benefit-responsive withdrawals at contract value. The average yield for the CCT was approximately 4.27% for the year ended December 31, 2003. The crediting interest rate for the CCT was approximately 4.03% and 4.85% at December 31, 2003 and 2002, respectively.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES--Trustee fees are paid by the Plan. Investment management fees, agent fees and brokerage commissions are paid by the Plan and are included as a reduction of the return earned on each fund. Other outside professional, administrative services are paid or provided by the Company.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid at December 31, 2003 and 2002.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:

                                                           2003                2002
                                                        -----------        -----------
      T. Rowe Price Blue Chip Growth Fund               $41,729,139        $30,718,954
      T. Rowe Price Balanced Fund                       $38,906,883        $31,902,989
      T. Rowe Price Equity Income Fund                  $34,994,791        $26,613,969
      T. Rowe Price Summit Cash Reserves Fund           $27,358,708        $29,210,480
      T. Rowe Price Equity Index Trust                  $23,411,360        $17,134,072
      T. Rowe Price Stable Value Fund                   $23,263,563        $21,240,522
      T. Rowe Price New Horizons Fund                   $19,372,406        $11,374,919
      T. Rowe Price Spectrum Income Fund                $15,929,405        $10,838,463

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $45,946,452 as follows:

      Mutual funds:                                                        $42,215,621

      Common stock                                                           3,730,831
                                                                           -----------
      Total                                                                $45,946,452
                                                                           ===========

4.    RELATED-PARTY TRANSACTIONS

      All of the investment fund options are managed by T. Rowe Price Associates, Inc. ("Associates") an affiliate of the Trustee, except for the Stable Value Fund and Equity Index Trust Fund. The Stable Value Fund
      (CCT) and the Equity Index Trust Fund are managed by the Trustee.

      At December 31, 2003 and 2002, the Plan held 269,930.1412 and 127,900.120 units (or shares), of Chicago Bridge & Iron Company, N.V. ("CB&I N.V."), the Plan's sponsor, with a fair value of $7,800,981 and $3,862,584, respectively. During the year ended December 31, 2003, the Plan recorded dividend income from the CB&I N.V. stock of $42,545.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter, dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.



                                     ******

                                                                      SCHEDULE I

CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
(EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

------------------------------------------------------------------------------

(A)  (B) IDENTITY OF ISSUER, BORROWER,     (C) DESCRIPTION OF INVESTMENT          (D)           (E) CURRENT
         LESSOR OR SIMILAR PARTY                                                   **               VALUE

                                             Mutual funds:
*     T. Rowe Price                            Spectrum Income Fund                             $  15,929,405
*     T. Rowe Price                            Balanced Fund                                       38,906,883
*     T. Rowe Price                            Blue Chip Growth Fund                               41,729,139
*     T. Rowe Price                            Equity Income Fund                                  34,994,791
*     T. Rowe Price                            Equity Index Trust                                  23,411,360
*     T. Rowe Price                            Summit Cash Reserves Fund                           27,358,708
*     T. Rowe Price                            Spectrum Growth Fund                                 6,528,337
*     T. Rowe Price                            New Horizons Fund                                   19,372,406
*     T. Rowe Price                            Janus Fund                                           4,558,339
*     T. Rowe Price                            Small Cap Value Fund                                12,634,858
*     T. Rowe Price                            Stable Value Fund                                   23,263,563
*     T. Rowe Price                            American Europacific Growth Fund                     8,849,136
*     T. Rowe Price                          Trade Link Investments Account                           271,690
      Placer Dome Inc.                       Common stock                                              89,882
      Mississippi Chemical Corp.             Common stock                                                 150
*     Chicago Bridge & Iron Company N. V.    Common stock                                           7,800,981
*     Participant loans                      Interest rates--5.00% to 10.5%,
                                               maturing 2004 to 2018                                5,344,944
                                                                                                -------------
      TOTAL                                                                                     $ 271,044,572

*     Represents a party-in-interest to the Plan.

**    Cost information is omitted with respect to participant directed accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2004

CHICAGO BRIDGE & IRON SAVINGS PLAN


                                By: /s/ DAVID P. BORDAGES
                                    -------------------------------------
                                    David P. Bordages
                                    Vice-President, Human Resources
                                      and Administration

                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  23              Report of Independent Registered Public Accounting Firm